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                              October 27, 2021

       Keith Marshall
       General Counsel
       Otis Collection LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Collection LLC
                                                            Post-Qualification
Amendment No. 5 to Form 1-A
                                                            Filed October 20,
2021
                                                            File No. 024-11521

       Dear Mr. Marshall:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 5 to Form 1-A

       Description of Business
       Liquidity Platform, page 85

   1.                                                   On page 85, you
disclose that your Liquidity Platform    enables investors to buy and sell
                                                        their holdings via the
PPEX ATS,    and that the Liquidity Platform    serves as the user
                                                        interface through which
interest holders and prospective secondary purchasers submit orders to buy or sell
interests in a series of our company.    As the Liquidity Platform
                                                        appears to provide a
market place for bringing together purchasers and sellers of securities, please tell
us why you would not fall within the definition of an exchange under
                                                        Section 3(a)(1) of the
Exchange Act and Rule 3b-16(a) thereunder. In your response, please describe how the
Liquidity Platform enables the making of a secondary market in your securities; for
example, by quoting prices.
 Keith Marshall
FirstName  LastNameKeith Marshall
Otis Collection LLC
Comapany
October 27,NameOtis
             2021   Collection LLC
October
Page 2 27, 2021 Page 2
FirstName LastName
2.       You also indicate on page 85 that    the Liquidity Platform functions
to deliver and display
         information to investors, the Broker and the PPEX ATS.    Please
describe what
         information is delivered and displayed to investors, the Broker, and the PPEX ATS, the manner in which it is displayed, and who is displaying it (i.e., the Liquidity Platform or
         PPEX ATS). Please explain the circumstances under which an order or paired orders are sent to the PPEX ATS and if orders are maintained within the Liquidity Platform. Please explain how, if at all, an investor, for example, may submit an order to the PPEX ATS without using the Liquidity Platform.
3.       You indicate on page 85 that    [a]ll rules for the Liquidity Platform
are set in conjunction
         with the Broker and North Capital Private Securities within the parameters of the
         applicable regulatory requirements and the PPEX ATS.    Please
identify and explain the
         rules that are set in conjunction with the Broker and North Capital and how such rules apply to investors use of the Liquidity Platform, Broker, and PPEX and their trading of your securities.
4.       In addition, you indicate on page 85 that    [t]he Otis Platform
merely acts as a user
         interface to facilitate the functionality of the PPEX ATS.    Please
describe how the
         Liquidity Platform facilitates the functionality of the PPEX ATS.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services